November 12, 2024

Alexander Shen
Chief Executive Officer
TechPrecision Corporation
1 Bella Drive
Westminster, MA 01473

       Re: TechPrecision Corporation
           Amendment No. 1 to Registration Statement on Form S-1
           Filed on November 8, 2024
           File No. 333-279091
Dear Alexander Shen:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our May 14, 2024 letter.

Amendment No. 1 to Registration Statement on Form S-1 filed on November 8, 2024 General

1. We note that you are now registering the resale of warrants. Given that there is no recognized and established trading market for those securities, please disclose on the cover page, page 19 and elsewhere the fixed price at which the selling security holders will offer and sell those securities for the duration of the offering or until they are quoted on an exchange or trading market, after which the securities will be offered and sold at prevailing market prices or at negotiated prices
2. If you intend to register the resale of warrants, please revise the tabular disclosure on page 12 to include separate columns for the warrants.
 November 12, 2024
Page 2

Plan of Distribution, page 19

3. We note your disclosure on page 19 that your selling securityholders may sell their securities in one or more underwritten offerings on a firm commitment or best efforts basis. Please confirm your understanding that the retention by a selling stockholder of an underwriter would constitute a material change to your plan of distribution requiring a post-effective amendment. Refer to your undertaking provided pursuant to
       Item 512(a)(1)(iii) of Regulation S-K.
       Please contact Sarah Sidwell at 202-551-4733 or Geoffrey Kruczek at 202-551-3641
with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing
cc:   Andrew J. Terjesen